UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

AUSPEX PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

05211J102

(CUSIP Number)

February 10, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 11 pages

1	Names of reporting persons CMEA Ventures VII, GP, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒ (1)
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0 Shares
	6	Shared voting power 4,187,677 Shares (2)
	7	Sole dispositive power 0 Shares
	8	Shared dispositive power 4,187,677 Shares (2)
9	Aggregate amount beneficially owned by each reporting person 4,187,677 Shares (2)
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 17.5% (3)
12	Type of reporting person OO

(1)	This Schedule 13G is filed by CMEA Ventures VII GP, LLC (“CMEA GP LLC”), CMEA Ventures VII GP, L.P. (CMEA GP LP”), CMEA Ventures VII, L.P. (“CMEA”) and CMEA Ventures VII (Parallel), L.P. (“CMEA Parallel”), (together, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. CMEA GP LLC serves as the general partner of CMEA GP LP, which serves as the general partner of CMEA and CMEA Parallel and may be deemed to own beneficially the shares held by CMEA and CMEA Parallel.
(2)	Includes 3,772,938 shares of Common Stock and immediately exercisable warrants to purchase 310,001 shares of Common Stock held by CMEA VII and 96,791 shares of Common Stock and immediately exercisable warrants to purchase 7,947 shares of Common Stock held by CMEA Parallel.
(3)	The percentage is based upon 23,576,538 shares of Common Stock of the Issuer outstanding as reported by the Issuer in its final prospectus dated February 4, 2014.

1	Names of reporting persons CMEA Ventures VII GP, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒ (1)
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0 Shares
	6	Shared voting power 4,187,677 Shares (2)
	7	Sole dispositive power 0 Shares
	8	Shared dispositive power 4,187,677 Shares (2)
9	Aggregate amount beneficially owned by each reporting person 4,187,677 Shares (2)
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 17.5% (3)
12	Type of reporting person PN

(1)	This Schedule 13G is filed by CMEA Ventures VII GP, LLC (“CMEA GP LLC”), CMEA Ventures VII GP, L.P. (CMEA GP LP”), CMEA Ventures VII, L.P. (“CMEA”) and CMEA Ventures VII (Parallel), L.P. (“CMEA Parallel”), (together, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. CMEA GP LLC serves as the general partner of CMEA GP LP, which serves as the general partner of CMEA and CMEA Parallel and may be deemed to own beneficially the shares held by CMEA and CMEA Parallel.
(2)	Includes 3,772,938 shares of Common Stock and immediately exercisable warrants to purchase 310,001 shares of Common Stock held by CMEA VII and 96,791 shares of Common Stock and immediately exercisable warrants to purchase 7,947 shares of Common Stock held by CMEA Parallel.
(3)	The percentage is based upon 23,576,538 shares of Common Stock of the Issuer outstanding as reported by the Issuer in its final prospectus dated February 4, 2014.

1	Names of reporting persons CMEA Ventures VII, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒ (1)
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0 Shares
	6	Shared voting power 4,187,677 Shares (2)
	7	Sole dispositive power 0 Shares
	8	Shared dispositive power 4,187,677 Shares (2)
9	Aggregate amount beneficially owned by each reporting person 4,187,677 Shares (2)
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 17.5% (3)
12	Type of reporting person PN

(1)	This Schedule 13G is filed by CMEA Ventures VII GP, LLC (“CMEA GP LLC”), CMEA Ventures VII GP, L.P. (CMEA GP LP”), CMEA Ventures VII, L.P. (“CMEA”) and CMEA Ventures VII (Parallel), L.P. (“CMEA Parallel”), (together, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. CMEA GP LLC serves as the general partner of CMEA GP LP, which serves as the general partner of CMEA and CMEA Parallel and may be deemed to own beneficially the shares held by CMEA and CMEA Parallel.
(2)	Includes 3,772,938 shares of Common Stock and immediately exercisable warrants to purchase 310,001 shares of Common Stock held by CMEA VII and 96,791 shares of Common Stock and immediately exercisable warrants to purchase 7,947 shares of Common Stock held by CMEA Parallel.
(3)	The percentage is based upon 23,576,538 shares of Common Stock of the Issuer outstanding as reported by the Issuer in its final prospectus dated February 4, 2014.

1	Names of reporting persons CMEA Ventures VII (Parallel), L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒ (1)
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0 Shares
	6	Shared voting power 4,187,677 Shares (2)
	7	Sole dispositive power 0 Shares
	8	Shared dispositive power 4,187,677 Shares (2)
9	Aggregate amount beneficially owned by each reporting person 4,187,677 Shares (2)
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 17.5% (3)
12	Type of reporting person PN

(1)	This Schedule 13G is filed by CMEA Ventures VII GP, LLC (“CMEA GP LLC”), CMEA Ventures VII GP, L.P. (CMEA GP LP”), CMEA Ventures VII, L.P. (“CMEA”) and CMEA Ventures VII (Parallel), L.P. (“CMEA Parallel”), (together, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. CMEA GP LLC serves as the general partner of CMEA GP LP, which serves as the general partner of CMEA and CMEA Parallel and may be deemed to own beneficially the shares held by CMEA and CMEA Parallel.
(2)	Includes 3,772,938 shares of Common Stock and immediately exercisable warrants to purchase 310,001 shares of Common Stock held by CMEA VII and 96,791 shares of Common Stock and immediately exercisable warrants to purchase 7,947 shares of Common Stock held by CMEA Parallel.
(3)	The percentage is based upon 23,576,538 shares 3 Common Stock of the Issuer outstanding as reported by the Issuer in its final prospectus dated February 4, 2014.

Item 1(a).	Name of Issuer: Auspex Pharmaceuticals, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 3366 North Torrey Pines Court, Suite 225 La Jolla, CA 92037

Item 2(a).	Name of Person Filing: This Schedule 13G is being jointly filed by:

CMEA Ventures VII GP, LLC (“CMEA GP LLC”) CMEA Ventures VII GP, L.P. (“CMEA GP LP”) CMEA Ventures VII, L.P. (“CMEA”) CMEA Ventures VII Parallel), L.P. (“CMEA Parallel”)

Item 2(b).	Address of Principal Business Office, or, if none, Residence: CMEA Capital One Letterman Drive, Building C, Suite CM 500 San Francisco, CA 94129

Item 2(c).	Citizenship:

	CMEA GP LLC CMEA GP LP CMEA CMEA Parallel	- - -	Delaware Limited Liability Company Delaware Limited Partnership Delaware Limited Partnership Delaware Limited Partnership

Item 2(d).	Title of Class of Securities: Not Applicable.

Item 2(e).	CUSIP No.: 05211J102

Item 3.	Not Applicable.

Item 4.	Ownership

CMEA Entity	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
CMEA	3,772,938	0	3,772,938	0	3,772,938	4,082,939	17.3%

CMEA Parallel	96,791	0	96,791	0	96,791	104,738	0.2%

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2014

CMEA Ventures VII GP, LLC

By:	/s/ David Collier
David Collier, Manager

CMEA Ventures VII GP, L.P.

By:	CMEA Ventures VII GP, LLC
Its:	Sole General Partner

By:	/s/ David Collier
David Collier, Manager

CMEA Ventures VII, L.P.

By:	CMEA Ventures VII GP, LP
Its:	Sole General Partner

By:	/s/ David Collier
David Collier, General Partner

CMEA Ventures VII (Parallel), L.P.

By:	CMEA Ventures VII GP, LP
Its:	Sole General Partner

By:	/s/ David Collier
David Collier, General Partner

EXHIBIT INDEX

Exhibit No.

99.1	Agreement pursuant to 13d-1(k)(1) among CMEA Ventures VII GP, LLC, CMEA Ventures VII, GP, L.P., CMEA Ventures VII, L.P. and CMEA Ventures VII (Parallel), L.P.